C21 Names Bruce Macdonald as Chairman of the Board

VANCOUVER, August 18, 2020 - C21 Investments Inc. ("C21" or the "Company") (CSE: CXXI and OTCQB: CXXIF) today announced that it has named current director, Bruce Macdonald, to the role of Non-Executive Chairman of the Board. He has been a director on the Board since 2018.

"The appointment of Bruce marks an important milestone in the ongoing evolution of C21," said Sonny Newman, President and CEO of the Company. "Bruce brings tremendous leadership experience to the Company as well as deep expertise in the Capital Markets sector. These capabilities strengthen C21 and help us deliver on our commitment to build on our sound vision and future growth strategy."

Mr. Macdonald brings a wealth of experience to the role as Chair, having spent 38 years with RBC Capital Markets, including COO of RBC Capital Markets and President of RBC Dominion Securities. In addition to his role with C21, Mr. Macdonald also serves as Chair of the Canadian Capital Markets Association, and Chair of The Canadian Depository for Securities Limited. Mr. Macdonald is certified by the Institute of Corporate Directors.

"As a long-term C21 Board member, I have seen first-hand the Company's compelling value proposition, its thoughtful approach to the business, and its strong potential for future growth," said Mr. Macdonald. "I believe C21's relentless focus on building a leading, profitable US cannabis company is powerful, and represents a unique opportunity within the industry. I am honoured to be named Chair of C21 Investments and look forward to continuing to work closely with Sonny and my fellow members of the Board."

The Company also announced the grant, pursuant to its 10% Rolling Stock Option Plan, of options to certain eligible directors, officers, employees and consultants to purchase a total of 3,905,000 common shares, exercisable in whole or in part on or before August 18, 2023 at an exercise price of CAD$0.70 per share.

Media contact:	Investor contact:
Skyler Pinnick	Michael Kidd
Chief Marketing Officer and Director	Chief Financial Officer and Director
Sky.Pinnick@cxxi.ca	Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)	+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the performance of the Company's Nevada operations generally and during the pendency of the COVID-19 pandemic, the Company's continued cash flow positive operations, Company's ability to pursue growth opportunities, the Company's ability to resolve its short-term debt obligations and re-capitalize, the ability of the Company's Board of Directors and Chairman of the Board to successfully lead the Company, the performance of the Company's brands, the continued demand for cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.